JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500



February 24, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC  20549

Re:      JNL Series Trust
         Files Nos.:  033-87244 and 811-8894
         CIK No.:  0000933691
         Accession No.:  0000933691-04-000037

Dear Sir/Madam:

On February 18, 2004, the above referenced 497(c) filing was forwarded via Edgar. It has been determined that the 497(c) filing was filed by mistake and we are requesting withdrawal of the previously accepted 497(c) filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Respectfully Submitted,

/s/ Susan. S. Rhee

Susan S. Rhee